1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 8, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited (the "Company"), you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

(1) EXTENSION OF THE PERIOD OF VALIDITY OF RESOLUTIONS IN RESPECT
OF THE A SHARE ISSUE AND THE AUTHORIZATIONS;
AND
(2) NOTICES OF EGM AND H SHAREHOLDERS CLASS MEETING

Notices convening the EGM and the H Shareholders Class Meeting to be held at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 23 August 2010 at 9:00 a.m. and 9:45 a.m. respectively, are set out on pages N1 to N4 of this circular.

Whether or not you are able to attend the EGM and/or the H Shareholders Class Meeting, you are advised to read the notices of the EGM and the H Shareholders Class Meeting and to complete and return the enclosed proxy forms, in accordance with the instructions printed thereon as soon as possible.

For H Shareholders, the proxy forms should be returned to the Company's H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong in person or by post as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the relevant meetings or any adjournment thereof (as the case may be). Completion and return of the proxy forms will not prevent you from attending and voting in person at the EGM and/or the H Shareholders Class Meeting or any adjournment thereof if you so wish.

If you intend to attend the EGM and/or the H Shareholders Class Meeting in person or by proxy, you are required to complete and return the reply slips in accordance with the instructions printed thereon before Tuesday, 3 August 2010.

9 July 2010

* For identification purpose only.

CONTENTS

Page
Contents	i

Definitions	ii

Letter from the Board	1

Appendix Resolutions in respect of the A Share Issue and
the Authorizations passed in 2009	A1

Notice of 2010 First Extraordinary General Meeting	N1

Notice of 2010 First H Shareholders Class Meeting	N3

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Shares"	the domestic ordinary shares issued by the Company with a nominal value of RMB1.00 each which are subscribed and paid for in Renminbi;

"A Share Issue"

the private offering of up to one billion A Shares to certain target subscribers by the Company as approved at the 2009 First Extraordinary General Meeting, the 2009 Second A Shareholders Class Meeting and the 2009 Second H Shareholders Class Meeting;

"A Shareholders"	holders of A Shares;

"A Shareholders Class Meeting"

the 2010 First A Shareholders Class Meeting of the Company to be held at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Monday, 23 August 2010 at 9:30 a.m. to approve the extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations;

"Authorizations"

the authorizations in connection with the proposed A Share Issue as approved and so granted to the Board at the 2009 First Extraordinary General Meeting, the 2009 Second A Shareholders Class Meeting and the 2009 Second H Shareholders Class Meeting;

"Board"	the board of Directors of the Company;

"Company"

Aluminum Corporation of China Limited, a joint stock limited company established in the PRC, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Class Meetings"	the A Shareholders Class Meeting and the H Shareholders Class Meeting;

"CSRC"	China Securities Regulatory Commission;

"Director(s)"	the director(s) of the Company;

- ii -

DEFINITIONS

"EGM"

the 2010 First Extraordinary General Meeting of the Company to be held at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Monday, 23 August 2010 at 9:00 a.m. to approve the extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations;

"H Shares"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB 1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholders"	holders of H Shares;

"H Shareholders Class Meeting"

the 2010 First H Shareholders Class Meeting of the Company to be held at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Monday, 23 August 2010 at 9:45 a.m. to approve the extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations;

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Latest Practicable Date"	6 July 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholders"	A Shareholders and H Shareholders;

"Shares"	A Shares and H Shares.

- iii -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Director:
Mr. Shi Chungui	Principal place of business:
Mr. Lv Youqing	No. 62 North Xizhimen Street
Haidian District
Independent non-executive Directors:	Beijing
Mr. Zhang Zhuoyuan	The People's Republic of China
Mr. Wang Mengkui	Postal code: 100082
Mr. Zhu Demiao
Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

9 July 2010

To the Shareholders

Dear Sir or Madam,

(1) EXTENSION OF THE PERIOD OF VALIDITY OF RESOLUTIONS IN RESPECT
OF THE A SHARE ISSUE AND THE AUTHORIZATIONS;
AND
(2) NOTICES OF EGM AND H SHAREHOLDERS CLASS MEETING

1.

INTRODUCTION

Reference is made to (1) the announcement and the circular issued by the Company on 30 June 2009 and 9 July 2009 respectively, in relation to, among other things, the A Share Issue and the Authorizations; and (2) the announcement of the Company dated 5 July 2010, in which it was announced that the Board resolved to propose an one-year extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations for Shareholders' approval at the first meeting of the fourth session of the Board.

* For identification purpose only.

- 1 -

LETTER FROM THE BOARD

The purpose of this circular is to provide you with (i) further information and details in relation to the Company's proposal for an extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations; and (ii) notices convening the EGM and the H Shareholders Class Meeting respectively, at each of which a special resolution will be proposed to approve the extension of the period of validity of the resolutions in respect of the A Shares Issue and the Authorizations.

2.	PROPOSED EXTENSION OF THE PERIOD OF VALIDITY OF THE RESOLUTIONS IN RESPECT OF THE A SHARE ISSUE AND THE AUTHORIZATIONS

The resolutions in respect of the A Share Issue and the Authorizations were approved by the Shareholders at the 2009 First Extraordinary General Meeting, the 2009 Second A Shareholders Class Meeting and the 2009 Second H Shareholders Class Meeting respectively. On 12 April 2010, an approval in relation to the A Share Issue was granted by CSRC.

As the period of validity of the resolutions in respect of the A Share Issue and the Authorizations approved at the above meetings will expire on 23 August 2010, the Board proposed to, subject to the approvals to be sought from the Shareholders at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, extend the period of validity of the resolutions in respect of the A Share Issue and the Authorizations for a 12-month period to expire on the date falling 12 months from the date of the passing of the relevant resolutions at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting respectively. Save for the aforesaid extension of the period of validity, the original plan and the related authorization scope for the A Share Issue remain unchanged.

The Board confirms that there has been no change to the information contained in the (1) the Company's Detailed Plan for the Private offering of A Shares; (2) the Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report ; and (3) the Feasibility Analysis Report on the Use of Proceeds to be Raised from the Private Offering of A Shares of the Company (details of which are set out in the appendices to the circular of the Company dated 9 July 2009) and the approvals granted by the Shareholders in respect of the same at the 2009 First Extraordinary General Meeting, the 2009 Second A Shareholders Class Meeting and the 2009 Second H Shareholders Class Meeting (as the case maybe) remain valid.

- 2 -

LETTER FROM THE BOARD

3.	THE EGM AND THE H SHAREHOLDERS CLASS MEETING

Notices, proxy forms and reply slips of the EGM and the H Shareholders Class Meeting are enclosed herewith.

If you intend to appoint a proxy to attend the EGM and/or the H Shareholders Class Meeting, you are required to complete and return the enclosed proxy forms in accordance with the instructions printed thereon as soon as possible. For H Shareholders, the proxy forms should be returned to the Company's H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong in person or by post as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM and/or the H Shareholders Class meeting or any adjournment thereof (as the case may be). Completion and return of the proxy forms will not prevent you from attending and voting in person at the EGM and/or the H Shareholders Class Meeting or any adjournment thereof if you so wish.

If you intend to attend the EGM and/or the H Shareholders Class Meeting in person or by proxy, you are required to complete and return the reply slips in accordance with the instructions printed thereon before Tuesday, 3 August 2010 by courier, by post or by fax.

4.	CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

The H Share register of members of the Company will be closed from Saturday, 24 July 2010 to Monday, 23 August 2010, both days inclusive, during which period no transfer of the Company's H Shares will be effected. H Shareholders whose names appear on the H Share register of members of the Company at 4:30 p.m. on Friday, 23 July 2010 are entitled to attend and vote at the EGM and the H Shareholders Class Meeting after completing the registration procedures for attending the meetings. In order for H Shareholders to be qualified for attendance at the EGM and the H Shareholders Class Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 23 July 2010 for registration.

- 3 -

LETTER FROM THE BOARD

5.	RECOMMENDATION

The Directors consider that the proposal relating to the extension of the period of validity of the resolutions in respect of A Share Issue and the Authorizations is in the best interests of the Company and its Shareholders and accordingly recommend the Shareholders to vote in favour of the resolution set out in the notices of the EGM and the H Shareholders Class Meeting (as the case may be).

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

- 4 -

APPENDIX	RESOLUTIONS IN RESPECT OF THE A SHARE ISSUE AND
THE AUTHORIZATIONS PASSED IN 2009

Below resolutions, among others, were approved in the 2009 First Extraordinary General Meeting, the 2009 Second A Shareholders Class Meeting and the 2009 Second H Shareholders Class Meeting of the Company on Monday, 24 August 2009:

1.	SPECIAL RESOLUTIONS IN RELATION TO THE PLAN FOR THE PROPOSED A SHARE ISSUE BY THE COMPANY:

(1)	Type of shares and nominal value:	The domestic listed RMB denominated ordinary shares (A Shares), with a nominal value of RMB1.00 each.

(2)	Method of issue:	Private offering. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

(3)	Target subscribers:

Securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors.

The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Private Offering of Shares by Listed Companies" through a bidding process.

(4)	Lock-up period:	The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the A Share Issue.

(5)	Subscription method:	All target subscribers will subscribe for the A Shares in cash.

- A1 -

APPENDIX	RESOLUTIONS IN RESPECT OF THE A SHARE ISSUE AND
THE AUTHORIZATIONS PASSED IN 2009

(6)	Number of A Shares to be issued:

Not more than one billion A Shares. The number of A Shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the EGM and Class Meetings to finalize the number of A Shares to be issued, having regard to the actual circumstances and after consultation with the lead underwriter(s) of the A Share Issue.

(7)	Pricing base date and price of the issue:	The pricing base date of the A Share Issue is the date of announcement of the resolutions of the 13th meeting of the 3rd session of the Board.

The issue price per A Share will not be less than 90% of the average trading price of the A Shares in the 20 days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 days immediately preceding the pricing base date / the total volume of A Shares traded in the 20 days immediately preceding the pricing base date).

The exact price will be determined by the Board after obtaining the approval of the CSRC in accordance with the authority granted at the EGM and Class Meetings and in compliance with the "Implementation Details of Private Offering of Shares by Listed Companies", bidding results and in consultation with the lead underwriter(s). The minimum issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue or placing during the period from the pricing base date of the A Share Issue to the issue date of the A Shares.

- A2 -

APPENDIX	RESOLUTIONS IN RESPECT OF THE A SHARE ISSUE AND
THE AUTHORIZATIONS PASSED IN 2009

(8)	Place of listing:	After expiration of the lock-up period, the A Shares issued pursuant to the A Share Issue will be traded on the Shanghai Stock Exchange.

(9)	Use of proceeds:

The proceeds raised will not exceed RMB10 billion. After deduction of the relevant expenses, the proceeds will be used in the Chongqing 800,000 tonnes alumina construction project, Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement the working capital, details of the project investments are as follows:

		Investment	Proceeds
	Project name	required	to be utilized
		(RMB)	(RMB)

(i)	Chongqing 800,000 tonnes
	alumina construction project	4.754 billion	2.3 billion

(ii)	Xing Xian alumina project	5.23 billion	3.7 billion

(iii)	Zhongzhou Ore-dressing Bayer
Process expansion
	construction project	2.992 billion	2 billion

(iv)	Supplemental working capital	2 billion	2 billion

Total:		14.976 billion	10 billion

If the actual net proceeds raised in the A Share Issue are less than the amount proposed to be utilized as set out above, the Company will make up the shortfall by its own means. If the time at which the proceeds raised does not match the implementation schedule of the projects, the Company may utilize other funds first and swap them with the proceeds raised when the funds are in place.

- A3 -

APPENDIX	RESOLUTIONS IN RESPECT OF THE A SHARE ISSUE AND
THE AUTHORIZATIONS PASSED IN 2009

(10)	Arrangements with regard to the cumulated profits not distributed:	The new A Shareholders after completion of the A Share Issue and existing Shareholders will share the cumulated profits not distributed prior to the A Share Issue.

(11)	Period of validity of the A Share Issue resolutions:

12 months from the date of the resolutions passed at the respective 2009 First Extraordinary General Meeting, the 2009 Second A Shareholders Class Meeting and the 2009 Second H Shareholders Class Meeting.

2.	SPECIAL RESOLUTION REGARDING AUTHORIZATIONS TO THE BOARD IN CONNECTION WITH THE PROPOSED A SHARE ISSUE:

THAT:

the Board and the persons to be fully authorized by the Board be authorized to deal with specific matters relating to the private offering of A Shares pursuant to the A Share Issue, including:

(1)

to formulate and implement the specific proposal for the A Share Issue, to determine the number of shares to be issued, the issue price, the target subscribers, the time for the issue, the commencement and the end of the issue period and all other matters relating to the A Share Issue;

(2)

to revise the above approvals for the purpose of complying with relevant laws and regulations or the requirements of the relevant securities regulatory authorities (except those matters which are required to be approved afresh at a general meeting pursuant to the relevant laws and regulations and the Articles of Association), and to adjust the projects for which proceeds are to be utilized before the A Share Issue, taking into account factors such as the approval of the projects by the relevant authorities, the change in relevant market conditions and the change in the conditions for implementing the projects for which the proceeds are to be utilized;

(3)

to sign any document relating to the A Share Issue and to complete the procedures for all necessary or appropriate applications, submissions, registrations and filings in relation to the A Share Issue;

(4)	to execute, amend, supplement, deliver, submit and implement all agreements and application documents in relation to the A Share Issue application and approval process;

- A4 -

APPENDIX	RESOLUTIONS IN RESPECT OF THE A SHARE ISSUE AND
THE AUTHORIZATIONS PASSED IN 2009

(5)	to amend the Articles of Association and handle the relevant trade and industry amendment registration upon completion of the A Share Issue, and all other matters in relation to the A Share Issue;

(6)

to adjust or reduce the proposed amount of proceeds to be applied in any one or more projects in the event that the actual amount of the net proceeds raised is less than the total proposed amount of proceeds to be applied, and to apply the unused proceeds to supplement the Company's working capital in the event that the actual amount of capital applied to the projects is less than the actual amount of net proceeds raised;

(7)	to handle matters relating to the listing on the Shanghai Stock Exchange of the A Shares issued pursuant to the A Share Issue upon completion of the A Share Issue;

(8)	to deal with, in its absolute discretion, all other matters relating to the A Share Issue; and

(9)

The authorizations in items (1) to (7) above will be valid from the date of approval of the A Share Issue at the EGM and Class Meetings and will continue to be valid while the matters relating thereto subsist, and the authorizations under the other items above will be valid for 12 months following the date of approval of the A Share Issue at the 2009 First Extraordinary General Meeting, the 2009 Second A Shareholders Class Meeting and the 2009 Second H Shareholders Class Meeting.

- A5 -

NOTICE OF 2010 FIRST EXTRAORDINARY GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2010 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2010 First Extraordinary General Meeting (the "EGM") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 23 August 2010 at 9:00 a.m. for the purpose of considering and, if appropriate, approving the following resolution. Unless otherwise indicated, capitalized terms used in this notice and the following resolution shall have the same meanings as those defined in the circular of the Company dated 9 July 2010.

SPECIAL RESOLUTION

"THAT

the extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations for a 12-month period to expire on the date falling 12 months from the date of the passing of this resolution be and is hereby approved, confirmed and ratified."

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
9 July 2010

* For identification purpose only

- N1 -

NOTICE OF 2010 FIRST EXTRAORDINARY GENERAL MEETING

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 24 July 2010 to Monday, 23 August 2010, both days inclusive, during which period no transfer of the Company's H Shares will be effected. H Shareholders whose names appear on the H Share register of members of the Company on Friday, 23 July 2010 at 4:30 p.m. are entitled to attend the EGM. In order for H Shareholders to be eligible to attend the EGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 23 July 2010 for registration.

(b)

A Shareholders or H Shareholders, who intend to attend the EGM, must complete the reply slip for attending the EGM and return it to the Office of the Secretary to the Board of the Company no later than 20 days before the date of the EGM, i.e. before Tuesday, 3 August 2010.

Details of the Office of the Secretary to the Board of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District,
Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8161/8162
Fax: (8610) 8229 8158

(c)	Each H Shareholder who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares who is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM, and Notes (c) to (d) also apply to A Shareholders, except that the proxy forms or other documents of authority must be delivered to the Office of the Secretary to the Board, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the appointer or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/ her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	All voting at the EGM will be conducted by a poll.

- N2 -

NOTICE OF 2010 FIRST H SHAREHOLDERS CLASS MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2010 FIRST H SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN that a class meeting of the H Shareholders (the "H Shareholders Class Meeting") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 23 August 2010 at 9:45 a.m. (or immediately after the conclusion or adjournment of the A Shareholders Class Meeting which will be held at the same place and date) for the purpose of considering and, if thought fit, passing the following resolution. Unless otherwise indicated, capitalized terms used in this notice and the following resolution shall have the same meanings as those defined in the circular of the Company dated 9 July 2010.

SPECIAL RESOLUTION

"THAT

the extension of the period of validity of the resolutions in respect of the A Share Issue and the Authorizations for a 12-month period to expire on the date falling 12 months from the date of the passing of this resolution be and is hereby approved, confirmed and ratified."

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
9 July 2010

* For identification purpose only

- N3 -

NOTICE OF 2010 FIRST H SHAREHOLDERS CLASS MEETING

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 24 July 2010 to Monday, 23 August 2010, both days inclusive, during which period no transfer of the Company's H Shares will be effected. H Shareholders whose names appear on the H Share register of members of the Company on Friday, 23 July 2010 at 4:30 p.m. are entitled to attend this meeting. In order for H Shareholders to be qualified for attendance at the H Shareholders Class Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 23 July 2010 for registration.

(b)

H Shareholders, who intend to attend the H Shareholders Class Meeting, must complete the reply slips for attending the H Shareholders Class Meeting and return them to the Office of the Secretary to the Board of the Company no later than 20 days before the date of the H Shareholders Class Meeting, i.e. before Tuesday, 3 August 2010.

Details of the Office of the Secretary to the Board of the Company are as follows:

No. 62 North Xizhimen Street, Haidian District,
Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8161/8162
Fax: (8610) 8229 8158

(c)

Each H Shareholder who has the right to attend and vote at the H Shareholders Class Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the H Shareholders Class Meeting.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the H Shareholders Class Meeting or any adjournment thereof in order for such document to be valid.

(f)

If a proxy attends the H Shareholders Class Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the appointer or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the H Shareholders Class Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(g)	Shareholders attending the H Shareholders Class Meeting are responsible for their own transportation and accommodation expenses.

(h)	All voting at the H Shareholders Class Meeting will be conducted by a poll.

- N4 -

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary